Mail Stop 3561

August 9, 2007

By Facsimile and U.S. Mail

Jan Gustavsson
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi Athens, Greece

      Re: Coca-Cola Hellenic Bottling Company S.A.
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 29, 2007
              File No. 1-31466

Dear Mr. Gustavsson:

      We have completed our review of your Form 20-F and have no further comments at this time.

                  Sincerely,

                  Michael Moran
                  Accounting Branch Chief